

February 7, 2017

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

Re: **Magicjack Vocaltec Ltd.**
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed February 2, 2017
       File No. 0-27648

Dear Mr. Liekefett:

We have reviewed the filing above, and we have the following additional comments.

General

1.   In addition to the comments below, we reiterate our comment from our letter dated January 31, 2017. The proxy statement furnished pursuant to Exchange Act Rule 14a-3 should be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year, consistent with 1S. under the caption "Proxy Rules and Schedule 14A" in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

Proposal 1, page 4

2.   Please revise the "Shareholders are asked to elect nominees by voting on either Proposal 1.A and Proposal 1.B" found in the second paragraph and elsewhere in the proxy statement to eliminate confusion regarding shareholders' voting choices with respect to nominees on each slate.

Background to the Solicitation, page 8

3.   Please supplement the disclosure to provide an update regarding the Company's interactions with Bidder A.

4.   Please update the disclosure regarding events in late January to reflect the Company's agreement to include the Carnegie Proposal.

5.   Disclosure in the Company's revised preliminary proxy statement filed on January 13, 2017 indicated that "[o]n August 23, 2016, the Board met to discuss the status of the

negotiations with Carnegie and authorized management to engage Bank of America to perform a valuation analysis." This statement appears to have been revised in the most recent revised preliminary proxy statement to now indicate that "[o]n August 23, 2016, the Board met to discuss the status of the negotiations with Carnegie." With a view towards disclosure and given the prohibition in Exchange Act Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances under which it is made, please advise why the revised disclosure omits discussion of Bank of America or the outcome of the valuation analysis.

6.   Disclosure on page 12 indicates that "[o]n January 12, 2017, Vinson & Elkins sent a letter to Carnegie, demanding an explanation of how Carnegie could legally acquire a 1.6% stake in the Company while being in possession of inside information about the Company as a result of its due diligence in the Company." Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please either provide support for the allegation or revise to eliminate suggestion of illegal activity by Carnegie.

7.   Disclosure on page 13 indicates that "[o]n February 2, 2017, the District Court for the Central District of Israel denied Carnegie's motion for temporary relief on the grounds that the date for the 2016 Meeting had been set for February 28, 2016 and notice of the 2016 Meeting was published at the end of December 2016." It is our understanding that the litigation against the Company for the purpose of directing the Company to deliver all shareholder information to enable it to communicate directly with fellow shareholders is still pending. Please revise to clarify.

Vote Required for Approval, page 15

8.   We note that the first sentence of this section indicates that the affirmative vote of the holders of a majority of the shares represented at the 2016 Meeting in person or by proxy and voting on each Proposal (the "Requisite Majority") is "necessary for the approval of each of Proposal 1.A and Proposal 1.B," as opposed to the election of a particular nominee. Please reconcile such disclosure with the form of proxy which allows shareholders to cast votes for or against individual nominees or to abstain with respect to individual nominees on Proposal 1.A or 1.B, consistent with Rule Exchange Act 14a-4(b)(2). As currently written, the disclosure on page 15 appears to suggest that so long as the affirmative vote of the holders of the Requisite Majority is cast for at least one of the nominees on Proposal 1.A or Proposal 1.B, the respective entire slate will be elected, notwithstanding that certain nominees failed to achieve the necessary affirmative vote. In responding to this comment, please also refer to the last comment of this letter.

9.   Refer to the preceding comment. With a view towards disclosure, please advise us whether the current card and voting standards would allow for the potential outcome of

nominees from different slates receiving the affirmative vote of the holders of the Requisite Majority. For example, what would the outcome of the director election be if Messrs. Burns, Harris, Wah Sing and Gross (from Proposal 1.A) and Messrs. Bell, El-Hage and Kimsey (from Proposal 1.B) all received the affirmative vote of the holders of the Requisite Majority? Assume for purposes of this question that a shareholder complied with the restriction on voting for a nominee on both proposals, i.e., shareholder A voted for Messrs. Burns, Harris, Wah Sing and Gross from Proposal 1.A and shareholder B voted for Messrs. Bell, El-Hage and Kimsey from Proposal 1.B.

Proposal 1.B Carnegie Proposal On The Election Of Directors, page 21

10.   The first paragraph of this section and the Proposed Resolution on page 26 references Richard Talarico twice. Please revise accordingly.

Compensation Discussion and Analysis, page 33

11.   Please update this section to provide disclosure with respect to the most recently completed fiscal year. Refer to Item 8 of Schedule 14A and Item 402(c)(1) of Regulation S-K.

Proxy card

12.   Similar to the requested disclosure in comment 2, please supplement the "Note" preceding Proposal 1.A to make clear that shareholders are being asked to elect nominees by voting on either Proposal 1.A or Proposal 1.B, but not both.

13.   As Mr. Ambrose is not a Carnegie nominee, please remove his name from Proposal 1.B.

14.   Given that the form of proxy includes nominees in accordance with Israeli Companies Law as it relates to the inclusion of shareholder director nominees in the Company's proxy materials, please advise how the card is consistent with the last sentence of Rule 14a-4(b)(2).

* * *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions